Exhibit 3.4

ARTICLES OF AMENDMENT TO THE AMENDED ARTICLES OF INCORPORATION OF

FLORIDIAN FINANCIAL GROUP, INC.

Floridian Financial Group, Inc. (the “Corporation”), filed its original Articles of Incorporation with the Florida Department of State (the “Department”) on September 8, 2005. Subsequently thereafter, the Corporation filed its first amendment to the Articles of Incorporation with the Department on March 26, 2008.

Floridian Financial Group, Inc., a Florida corporation, does hereby amend its Amended Articles of Incorporation by filing the following second amendment to its Amended Articles of Incorporation, pursuant to Section 607.1006 of the Florida Statutes.

1.         The name of the corporation is Floridian Financial Group, Inc.

2.         Article VI of the Amended Articles of Incorporation is amended by adding the following language to the end of Article VI:

Commencing with the 2009 Annual Meeting of shareholders, the Board of Directors shall be divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the Directors constituting the entire Board of Directors. The term of Class I directors shall terminate on the date of the 2010 annual meeting of shareholders, term of Class II directors shall terminate on the date of the 2011 annual meeting of shareholders, and term of Class III directors shall terminate on the date of the 2012 annual meeting of shareholders. At each annual meeting of shareholders beginning in 2010, successors to the class of Directors whose term expires at the annual meeting shall be elected for a three-year term. If the number of Directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of Directors in each class as nearly equal as possible, but in no case shall a decrease in the number of Directors shorten the term of any incumbent Director. A Director shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office.

3.         The Amended Articles of Incorporation are amended by adding a new Article XI as follows:

Action by Shareholders Without a Meeting

No action required or permitted to be taken at an annual meeting of the Corporation’s shareholders or at a special meeting of the Corporation’s shareholders may be taken without a meeting. The power of the shareholders of the Corporation to consent in writing, without a meeting, to the taking of any action is expressly denied hereby.

4.         The Amended Articles of Incorporation are amended by adding a new Article XII as follows:

Special Meeting of Shareholders

The shareholders of the Corporation may not call a special meeting of shareholders unless the holders of at least fifty percent (50%) of all of the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting sign, date and deliver to the Corporation’s secretary one or more written demands for the meeting describing the purpose or purposes for which it is to be held.

5.         The aforementioned amendments to the Amended Articles of Incorporation were adopted on April 16, 2009.

6.         The aforementioned amendments to the Amended Articles of Incorporation were duly adopted by the Board of Directors of the Corporation.

7.         The aforementioned amendments to the Amended Articles of Incorporation were approved by the shareholders of the Corporation and number of votes cast for the amendments by the shareholders was sufficient for approval.

In witness of the foregoing, the undersigned has caused these Articles of Amendment to the Amended Articles of Incorporation be executed by its duly authorized officer as of this 20th day of April, 2009.

FLORIDIAN FINANCIAL GROUP, INC.

By:	/s/ John D. Waters
John D. Waters
Chief Financial Officer